April 1, 2026

Jared Kelly
Chief Executive Officer
Oncolytics Biotech Inc.
4350 Executive Drive, Suite 325
San Diego, California 92121

       Re: Oncolytics Biotech Inc.
           Registration Statement on Form S-3
           Filed April 1, 2026
           File No. 333-294811
Dear Jared Kelly:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Christopher J. Clark, Esq.